As filed with the Securities and Exchange Commission on April 5, 2012

Registration No. 333-180304

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1

to

FORM F-10

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Pan American Silver Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

1500-625 Howe Street

Vancouver, British Columbia

Canada V6C 2T6

(604) 684-1175

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address and telephone number of agent for service in the United States)

Copies to:

Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Fred R. Pletcher, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia, Canada V7X 1T2 (604) 687-5744

Approximate date of commencement of proposed sale of the securities to the public:

From time to time after this Registration Statement becomes effective.

Province of British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐        Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. : ☒  At some future date (check the appropriate box below):

1.                           ☐                        pursuant to Rule 467(b) on (     ) at (     ).

2.                           ☐                        pursuant to Rule 467(b) on (     ) at (     ) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (    ).

3.                           ☒                      pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.                           ☐                        after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. : ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1500 — 625 Howe Street, Vancouver, British Columbia, V6C 2T6, telephone (604) 684-1175 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 5, 2012

   PAN AMERICAN SILVER CORP.

Cdn$273,523,600

7,814,960 Common Shares

This short form base shelf prospectus (the “Prospectus”) relates to the issuance and sale (the “Offering”), from time to time during the 25-month period that this Prospectus, including any amendments, remains valid, of up to 7,814,960 common shares (the “Warrant Shares”) of Pan American Silver Corp. (“Pan American” or the “Company”) to be offered from time to time upon exercise of 7,814,960 common share purchase warrants (the “Consideration Warrants”) of the Company described in this Prospectus, and such indeterminate number of additional common shares (the “Additional Shares” and together with the Warrant Shares, the “Shares”) that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture (the “Warrant Indenture”) dated December 7, 2009 between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the Consideration Warrants described in this Prospectus.

Subject to adjustment in accordance with the terms of the Warrant Indenture, each Consideration Warrant will entitle its holder to purchase one Share (a “Consideration Warrant Share”) at a price of Cdn$35.00 at any time on or prior to 4:30 p.m. (Pacific Standard Time) on December 7, 2014 (the “Expiry Date”), after which date such Consideration Warrant will become null and void.  The Warrant Indenture requires the Company to issue to the holders of Consideration Warrants, upon the due exercise of their Consideration Warrants, that number of Shares to which such holder of Consideration Warrants is entitled.  The Consideration Warrants were issued in connection with the Company’s takeover bids for the outstanding securities of Aquiline Resources Inc. in 2009.

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus.

This Prospectus is being filed with the British Columbia Securities Commission and as part of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”) solely for the purpose of registering the issuance and sale, from time to time, of the Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  This Prospectus has not been filed in respect of, and will not qualify, any distribution of the Shares in British Columbia or in any other province or territory of Canada.  No supplements to this Prospectus will be filed in relation to the Shares.  See “Plan of Distribution” below.

(cover page continued on next page)

(cover page cont’d.)

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “PAA” and quoted on the Nasdaq Stock Market (“Nasdaq”) under the symbol “PAAS”.  On April 4, 2012, the closing price of the Common Shares on the TSX was Cdn$20.90 per Common Share.  On April 4, 2012, the closing price of the Common Shares on Nasdaq was US$21.06 per Common Share.

Price:  Cdn$35.00 per Consideration Warrant Share

	Price to the Public		Underwriters’ Fee	Net Proceeds to the Company
Per Consideration Warrant Share	Cdn$	35.00	Nil	Cdn$	35.00
Total(1)	Cdn$	273,523,600	Nil	Cdn$	273,523,600

(1)          Assumes exercise of all Consideration Warrants.

Investing in the Shares involves a high degree of risk.  You should carefully read the “Risk Factors” section beginning on page 10 of this Prospectus.

The Company is permitted under the MJDS to prepare this Prospectus in accordance with the disclosure requirements of Canada.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  The financial statements incorporated by reference in this Prospectus have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of Unites States companies.

Owning securities may subject you to tax consequences both in Canada and the United States.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  You should consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because the Company is incorporated in Canada, some of the Company’s officers and directors and the experts named in this Prospectus are not residents in the United States, and a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the SEC nor any state securities regulator has approved or disapproved the Shares offered hereby or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offence.

ii

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the registration statement of which this Prospectus forms a part.  The Company has not authorized anyone to provide different or additional information.  The Company is not making an offer to sell or seeking an offer to buy the Shares in any jurisdiction where the offer or sale is not permitted.  Prospective investors should assume that the information contained in this Prospectus is accurate only as of the date on the front of this document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this document or of any sale of the Shares.  The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus, unless the context otherwise requires, references to the “Company” refer to Pan American Silver Corp., and references to “Pan American” refer to the Company together with its subsidiaries.

iii

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces and Territories of Canada, which have also been filed with, or furnished to, the SEC.  Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175).  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com, and on the Electronic Document Gathering and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the Provinces and Territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)                                  the Annual Information Form of the Company, dated March 22, 2012;

(b)                                 the audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2011 and December 31, 2010, together with the report of independent registered chartered accountants thereon;

(c)                                  management’s discussion and analysis of financial condition and results of operations for the Company for the years ended December 31, 2011 and December 31, 2010;

(d)                                 the information circular of the Company, dated April 12, 2011, in connection with the Company’s May 18, 2011 annual general meeting of shareholders;

(e)                                  the information circular of the Company, dated February 20, 2012, in connection with the Company’s arrangement with Minefinders Corporation Ltd. (“Minefinders”) for a special meeting of shareholders held on March 26, 2012;

(f)                                    a material change report, dated February 1, 2012, relating to the announcement of the Company entering into a definitive agreement with Minefinders with respect to the acquisition by the Company of all the outstanding common shares of Minefinders pursuant to a plan of arrangement; and

(g)                                 a material change report, dated April 4, 2012, relating to the announcement of the Company completing its acquisition of all of the outstanding common shares of Minefinders.

Any documents of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.  Any document filed by the Company with the SEC and any Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus (in the case of any Report on Form 6-K, if and to the extent provided in such document).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this Prospectus and in the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws.  All statements, other than statements of historical fact, are forward-looking statements or forward-looking information.  When used in this Prospectus and the documents incorporated by reference herein, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “forecast”, “may” and other similar words and expressions, or the negatives of any of these terms, identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things:

•                       the price of silver and other metals;

•                       the sufficiency of Pan American’s current working capital, anticipated operating cash flow or its ability to raise necessary funds;

•                       the accuracy of Mineral Reserve and Mineral Resource estimates, estimates of future production and future cash, and total costs of production, as applicable, at Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, Navidad, San Vicente or other properties;

•                       estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of Pan American’s properties;

•                       the estimated cost of and availability of funding for ongoing capital replacement, improvement or remediation programs;

•                       access to and availability of funding for the future construction and development of Pan American’s projects;

•                       estimated costs of construction, development and ramp-up of Pan American’s projects;

•                       future successful development of the Navidad property and other development projects of Pan American;

•                       the effects of laws, regulations and government policies affecting Pan American’s operations, including, without limitation, expectations relating to or the effect of certain highly restrictive laws and regulations applicable to mining in the Province of Chubut, Argentina;

•                       the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;

•                       estimated exploration expenditures to be incurred on Pan American’s various silver exploration properties;

•                       compliance with environmental, health, safety and other regulations;

•                       forecast capital and non-operating spending;

•                       future sales of the metals, concentrates or other products produced by Pan American;

•                       continued access to necessary infrastructure, including, without limitation, access to power, lands and roads to carry on activities as planned; and

•                       Pan American’s plans and expectations for its properties and operations.

These statements reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus and the documents incorporated by reference, and Pan American has made assumptions based on or related to many of these factors.  Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks relating to Pan American’s operations in Peru, Mexico, Argentina, Bolivia and other foreign jurisdictions where Pan American may operate; restrictions on mining in the jurisdictions in which Pan American operates; laws and regulations governing Pan American’s operation, exploration and development activities; Pan American’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; diminishing quantities or grades of Mineral Reserves as properties are mined; the inability to determine, with certainty, the production of metals or the price to be received before Mineral Reserves or Mineral Resources are actually mined; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); environmental regulations and legislation; reclamation requirements; risks relating to the creditworthiness and financial condition of Pan American’s suppliers, refiners and other third parties; fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar and Canadian dollar); the volatility of the metals markets, and its potential to impact Pan American’s ability to meet its financial obligations; the inability to recruit and retain qualified personnel; employee relations; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Pan American’s property holdings; Pan American’s ability to complete and successfully integrate acquisitions; increased competition in the mining industry for properties, equipment and qualified personnel; Pan American’s ability to acquire critical resources; relations with and claims by indigenous populations; relations with and claims by local communities and non-governmental organizations; the effectiveness of Pan American’s internal control over financial reporting; claims and legal proceedings arising in the ordinary course of business activities; and those factors identified under the captions “Outlook for 2012” and “Competitive Conditions” and “Risks Related to Pan American’s Business” in the Company’s Annual Information Form and the other documents incorporated by reference herein.  Investors are cautioned against attributing undue certainty to forward-looking statements.  Although Pan American has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Pan American does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This Prospectus has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this Prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CERTAIN AVAILABLE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act with respect to the Shares.  This Prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information.  See “Documents Filed as Part of the U.S. Registration Statement”.

The Company is subject to the informational reporting requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the U.S. Exchange Act.  Under the U.S. Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

The Company files annual reports with the SEC on Form 40-F, which include:

•                       the Company’s Annual Information Form;

•                       the Company’s management’s discussion and analysis of financial condition and results of operations;

•                       the Company’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by IASB; and

•                       other information specified by the Form 40-F.

The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

•                       material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

•                       material information that the Company files with, and which is made public by, the TSX; and

•                       material information that the Company distributes to its shareholders in Canada.

Investors may read and, by paying a fee, copy any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Certain of the Company’s filings are also electronically available from EDGAR, which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

The Company and Minefinders present their consolidated financial statements in United States dollars.  All references in this Prospectus to “dollars”, “$” or “US$” are to United States dollars and all references to “Cdn$” are to Canadian dollars, unless otherwise noted.  Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this Prospectus have been prepared in accordance with IFRS.

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period indicated and the high, low and average (based on the exchange rate on the last day of each month during such period) exchange rates for each of such periods (such rates, which are expressed in Canadian dollars, are based on the noon buying rates for U.S. dollars as reported by the Bank of Canada).

	Year Ended December 31,
	2011 (Cdn$)	2010 (Cdn$)	2009 (Cdn$)
High	1.0604	1.0778	1.3000
Low	0.9449	0.9946	1.0292
Average	0.9891	1.0299	1.1420
End of Period	1.0170	0.9946	1.0466

On April 4, 2012, the noon buying rate as reported by the Bank of Canada was US$1.00 = Cdn$0.9962.

THE COMPANY

The Company is a corporation existing under the Business Corporations Act (British Columbia).  The Company’s head office is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2.

BUSINESS OF THE COMPANY

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver producing properties and assets.  Pan American’s principal product is silver, although copper, zinc, lead and gold are also produced and sold.  At present, Pan American carries on mining operations in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in those countries as well as in the United States.  Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

RECENT DEVELOPMENTS AND DOCUMENTS OF MINEFINDERS INCORPORATED BY REFERENCE

On January 23, 2012, Pan American announced that it had entered into an arrangement agreement with Minefinders pursuant to which Pan American would acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement.  On March 30, 2012, Pan American announced that it had completed its acquisition of all of the issued and outstanding common shares of Minefinders. Further details regarding the transaction are contained in Pan American’s information circular dated February 20, 2012, which is incorporated by reference into this Prospectus.

The audited annual financial statements of Minefinders for the years ended December 31, 2011 and 2010, which are available on Minefinders’ SEDAR profile at www.sedar.com and EDGAR at www.sec.gov, are hereby incorporated by reference.

Unaudited pro forma financial consolidated financial statements in relation to the above transaction are appended hereto as Appendix A.

USE OF PROCEEDS

The Company will realize proceeds from the exercise of the Consideration Warrants only if and to the extent any of the Consideration Warrants are exercised.  If all the Consideration Warrants are exercised, the Company will realize gross proceeds in the amount of Cdn$273,523,600 based on an exercise price for the Consideration Warrants of Cdn$35.00 per Share.  The proceeds from any exercise of the Consideration Warrants will be used for general working capital purposes.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue 200,000,000 Common Shares, without par value, of which 153,895,143 are issued and outstanding as at the date of this Prospectus.  There are options outstanding to purchase up to 2,983,293 Common Shares at prices ranging from Cdn$15.27 to Cdn$40.22.  There are Consideration Warrants outstanding to purchase up to 7,814,960 Common Shares at a price of Cdn$35.00.  Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company.  There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

PRICE RANGE AND TRADING VOLUME

The Company’s Common Shares are listed for trading on Nasdaq under the trading symbol “PAAS” and on the TSX under the trading symbol “PAA”.  The following tables set out the market price range and trading volumes of the Company’s common shares on Nasdaq and the TSX for the periods indicated.

Nasdaq Stock Market

	High (US$)	Low (US$)	Volume (no. of Common Shares)
2012
April 1-4	22.70	20.48	6,755,546
March	25.25	20.93	40,289,651
February	26.24	23.61	37,170,781
January	24.79	21.85	37,020,486
2011
December	25.48	20.40	22,663,383
November	30.27	23.46	22,751,871
October	29.74	25.28	24,468,270
September	34.15	26.54	26,521,549
August	32.79	27.66	34,698,071
July	33.96	30.18	23,940,669
June	33.16	27.95	30,967,766
May	34.53	32.07	40,641,817
April	42.65	35.59	65,761,836

On April 4, 2012, the closing price of the Common Shares on Nasdaq was US$21.06 per Common Share.

Toronto Stock Exchange

	High (Cdn$)	Low (Cdn$)	Volume (no. of Common Shares)
2012
April 1-4	22.51	20.41	3,160,604
March	25.20	20.76	12,791,649
February	26.78	22.88	11,404,432
January	25.80	21.27	14,126,792
2011
December	26.82	20.44	6,239,916
November	31.20	23.93	5,503,968
October	30.83	25.78	5,641,213
September	34.26	27.00	6,678,057
August	32.73	26.23	7,870,681
July	32.71	28.82	3,961,374
June	33.08	27.08	4,895,796
May	34.07	30.33	5,896,900
April	41.20	33.33	9,767,317

On April 4, 2012, the closing price of the Common Shares on the TSX was Cdn.$20.90 per Common Share.

DESCRIPTION OF CONSIDERATION WARRANTS

The Consideration Warrants were issued in registered form under, and are governed by the Warrant Indenture. The Consideration Warrants were issued in connection with the Company’s takeover bids for the outstanding securities of Aquiline Resources Inc. in 2009.  The Company has appointed the principal offices of the Trustee in Vancouver and Toronto as the locations at which Consideration Warrants, each represented by a certificate (a “Consideration Warrant Certificate”), may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.  A copy of the Warrant Indenture is available on www.sedar.com and www.sec.gov.

Each whole Consideration Warrant will entitle the holder to purchase one Share at an exercise price of Cdn.$35.00 per Share. The exercise price per Share and the number of Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Consideration Warrants will be exercisable at any time prior to 4:30 p.m. (Eastern time) on December 7, 2014, after which the Consideration Warrants will expire and become null and void. Under the Warrant Indenture, the Company is entitled to purchase in the market, by private contract or otherwise, all or any of the Consideration Warrants then outstanding, and any Consideration Warrants so purchased will be cancelled.

Upon receipt of the required payment and the Consideration Warrant Certificate representing the Consideration Warrants held by such holder that are to be exercised, together with a duly completed and executed exercise form in the form attached as an appendix to the Consideration Warrant Certificate, at either of the principal offices of the Trustee in Vancouver or Toronto, the Company will issue and deliver the Shares purchasable upon such exercise. If fewer than all of the Consideration Warrants represented by the Consideration Warrant Certificate are exercised, then the Company will issue a new Consideration Warrant Certificate for the remaining amount of Consideration Warrants. If at any time of exercise of the Consideration Warrants, there remain restrictions on resale under applicable securities laws on the Shares acquired, the Corporation may on the advice of counsel endorse the certificates representing the Shares and Consideration Warrants.

The Warrant Indenture provides for adjustment in the number of Shares issuable upon the exercise of the Consideration Warrants and adjustment in the exercise price of the Consideration Warrants in certain circumstances, including:

(a)                                 the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution other than: (i) the issue of Common Shares or convertible securities by way of a stock dividend to shareholders who elect to receive Common Shares or convertible securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan; or (ii) as dividends paid in the ordinary course;

(b)                                 the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)                                  the combination, consolidation or reduction of the Common Shares into a smaller number of shares;

(d)                                 the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the ‘‘current market price’’, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)                                  the issuance or distribution to all or substantially all of the holders of the Common Shares of:

(i)                                     shares of any class other than the Common Shares;

(ii)                                  rights, options or warrants to acquire Common Shares or convertible securities other than rights, options, warrants exercisable within 45 days from the date of issuance thereof at a price, or at a conversion price, of at least 95% of the ‘‘current market price’’, as defined in the Warrant Indenture at the record date for such distribution;

(iii)                               evidences of indebtedness; or

(iv)                              any other cash, securities or other property or other assets.

The Warrant Indenture provides for adjustment in the class and/or number of securities issuable upon the exercise of the Consideration Warrants in the event of the following additional events:

(1)                                 reorganization of the Company not otherwise provided for in paragraphs (a), (b) or (c) above;

(2)                                 consolidations, mergers, plans of arrangement or amalgamations of the Company by, with or into another body corporate, trust, partnership or other entity; or

(3)                                 a transaction whereby all or substantially all of the Company’s undertakings and assets become the property of any other body corporate, trust, partnership or other entity through sale, lease, exchange or otherwise.

If any adjustment is made to the number of Shares issuable upon the exercise of the Consideration Warrants, then the exercise price shall under certain circumstances be simultaneously adjusted accordingly.

No adjustment in the number of Shares purchasable upon the exercise of the Consideration Warrants or adjustment in the exercise price of the Consideration Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Shares purchasable upon the exercise of the Consideration Warrants or change the exercise price of the Consideration Warrants by at least 2%, provided, however, that any adjustments (except for the provisions of paragraph (d) above) would otherwise have been required to be made, are carried forward and taken into account in any subsequent adjustment.

The Company covenants in the Warrant Indenture that, during the period in which the Consideration Warrants are exercisable, it will give notice to the holders of Consideration Warrants of certain stated events, including events that would result in an adjustment to the number of Shares issuable upon exercise of the Consideration Warrants or an adjustment to the exercise price of the Consideration Warrants.

No fractional Shares will be issuable upon the exercise of any Consideration Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Consideration Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

No adjustments to the number of Shares issuable upon the exercise of the Consideration Warrants shall be made in respect of the issuance of Shares, rights, options or warrants pursuant to the Warrant Indenture, the granting or exercise of options or the granting of bonus shares under the Company’s stock option and bonus plan, the exercise of special rights to acquire Common Shares of the Company issued to employees of a subsidiary of the Company as part of the acquisition by the Company of options to acquire securities of such subsidiary held by such employees, the exercise of Consideration Warrants and the issuance of Common Shares pursuant to agreements in place as of the date of the Warrant Indenture.

From time to time, the Company and the Trustee, without the consent of the holders of Consideration Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Consideration Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Consideration Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Consideration Warrants at which there are one or more holders of Consideration Warrants present in person or represented by proxy representing at least 51% of all the then outstanding Consideration Warrants and passed by the affirmative vote of holders of Consideration Warrants entitled to acquire not less than 66 2/3% of all the then outstanding Consideration Warrants represented at the meeting and which voted on the poll upon the resolution; or (2) instruments in writing signed by the holders of Consideration Warrants representing not less than 66 2/3% of all the then outstanding Consideration Warrants.

The Consideration Warrants are not and will not be listed on any stock exchange.

PLAN OF DISTRIBUTION

The Company will issue the Shares from time to time upon exercise of the Consideration Warrants.  The Company will receive from the holders of the Consideration Warrants the exercise price of the Consideration Warrants upon exercise.  See “Use of Proceeds.”

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus.

This Prospectus is being filed with the British Columbia Securities Commission and as part of a registration statement filed with the SEC pursuant to the MJDS solely for the purpose of registering the issuance and sale, from time to time, of the Shares under the U.S. Securities Act.  This Prospectus has not been filed in respect of, and will not qualify, any distribution of the Shares in British Columbia or in any other province or territory of Canada.  No supplements to this Prospectus will be filed in relation to the Shares.

This Prospectus is being filed pursuant to a contractual obligation of the Company to file with the SEC a registration statement registering the issuance, offer and sale of the Shares under the support agreement between the Company and Aquiline Resources Inc. dated October 14, 2009.

The Toronto Stock Exchange has approved the listing of the Shares.

CHANGES TO CONSOLIDATED CAPITALIZATION

The following table outlines the consolidated capitalization of the Company: (i) as at December 31, 2011 before giving effect to the acquisition of Minefinders and (ii) as at December 31, 2011 after giving effect to the acquisition of Minefinders.  Pursuant to the acquisition of Minefinders, the Company issued an aggregate of 49,397,952 Common Shares, which issuances and their effects are reflected in the table below.  This table should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2011, together with the notes thereto, prepared in accordance with IFRS, and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011, each incorporated by reference in this Prospectus.

	Outstanding as at December 31, 2011 before giving effect to the Acquisition of Minefinders	Outstanding as at December 31, 2011 after giving effect to the Acquisition of Minefinders
	(in thousands of $, except share amounts)
Total Debt	—	—
Capital and reserves
Issued Capital (outstanding)(1)	$1,243,241	$2,448,192
Share Option Reserve	8,631	12,235
Retained Earnings	339,821	326,721
Accumulated Comprehensive Income	2,146	2,146
Total shareholders’ equity	$1,593,839	$2,789,295
Total capitalization	$1,593,839	$2,789,295

Notes:

(1)         The number of outstanding Common Shares does not include the Common Shares issuable upon the exercise of any Consideration Warrants, or options to acquire Common Shares issued in consideration for outstanding options to acquire Common Shares of Minefinders.

RISK FACTORS

Investing in the Shares involves a high degree of risk.  Prospective investors of Shares should carefully consider the following risks, as well as the other information contained in this Prospectus and the documents incorporated by reference herein before investing in the Shares.  If any of the following risks actually occurs, the Company’s business could be materially harmed.  The risks and uncertainties described below are not the only ones the Company faces.  Additional risks and uncertainties, including those of which the Company is currently unaware or that the Company deems immaterial, may also adversely affect the Company’s business.

Risks Relating to the Company’s Business

Metal Price Fluctuations

The majority of Pan American’s revenue is derived from the sale of silver, zinc, gold, and, to a lesser degree, copper and lead, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting Pan American’s operations and profitability.  In addition, since base metal and gold sales are treated as a by-product credit for the purposes of calculating cash costs per ounce of silver, this non-IFRS measure is highly sensitive to base metal and gold prices.  From time to time, Pan American mitigates the risk associated with its base metal production by committing some of its forecast base metal production to forward sales and options contracts.  The Board of Directors of the Company continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

The price of silver and other metals are affected by numerous factors beyond Pan American’s control, including:

•                       global and regional levels of supply and demand;

•                       sales by government holders and other third parties;

•                       metal stock levels maintained by producers and others;

•                       increased production due to new mine developments and improved mining and production methods;

•                       speculative activities;

•                       inventory carrying costs;

•                       availability, demand and costs of metal substitutes;

•                       international economic and political conditions;

•                       interest rates, inflation and currency values; and

•                       reduced demand resulting from obsolescence of technologies and processes utilizing silver.

A decrease in the market price of silver, gold and other metals could affect the commercial viability of Pan American’s mines and its production assumptions. Lower prices could also adversely affect Pan American’s ability to finance future exploration and development of its mineral properties and mines, including the development of capital intensive projects such as Navidad, all of which would have a material adverse effect on Pan American’s financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at current levels or that such prices will improve.  Declining market prices for these metals could materially adversely affect Pan American’s operations and profitability.

Foreign Operations

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted.  As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including:

•                       expropriation or nationalization without adequate compensation;

•                       economic and regulatory instability;

•                       military repression and increased likelihood of international conflicts or aggression;

•                       possible need to obtain political risk insurance and the costs and availability of this and other insurance;

•                       unreliable or undeveloped infrastructure;

•                       labour unrest;

•                       lack of availability of skilled labour;

•                       difficulty obtaining key equipment and components for equipment;

•                       regulations and restrictions with respect to import and export and currency controls;

•                       changing fiscal regimes;

•                       high rates of inflation;

•                       the possible unilateral cancellation or forced re-negotiation of contracts;

•                       unanticipated changes to royalty and tax regimes;

•                       extreme fluctuations in currency exchange rates;

•                       volatile local political and economic developments;

•                       uncertainty regarding enforceability of contractual rights;

•                       difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting;

•                       violence and more prevalent or stronger organized crime groups;

•                       terrorism and hostage taking;

•                       difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions; and

•                       increased public health concerns.

In most cases, the effect of these factors cannot be accurately predicted.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent.  In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation.  One person was killed and three injured during the protest.  There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In September 2011, Peru’s Parliament approved new laws to change the scheme for royalty payments and to introduce a new special mining tax, which are effective from October 1, 2011. Under the previous tax scheme, royalties were based on net revenue. Under the current law, royalties are based on operating profit and royalty rates that vary depending on operating margins. In the case that the calculated royalty payments are less than 1% of net revenue, then Pan American will pay a minimum royalty of 1% of net revenue.  Additionally, a new special mining tax has been introduced which is also based on operating profits and a tax rate that also varies depending on operating margins.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on Pan American’s operations or profitability.

In early 2011, media reports from Bolivia indicated that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government).  On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability.

On October 26, 2011, the Federal Government of Argentina promulgated an “economic emergency” decree requiring all oil, gas and mining exporters to repatriate 100% of revenue receipts, in an attempt to stem ongoing capital flight.  Pan American is currently assessing the implications the new regulation will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro.  Currently, Pan American believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.  The Government of Argentina has also instituted certain other currency and import and export controls which will likely have a negative impact on Pan American’s operations in Argentina.  Such governmental actions may have a material adverse impact on Pan American’s operations and profitability.

Restrictions on Mining

Many of the jurisdictions in which Pan American operates have certain laws or policies that impose restrictions on mining.  For example, there are currently laws in the Province of Chubut, Argentina which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province.  As currently enacted, these laws in the Province of Chubut would likely render any future construction and development of the Navidad project uneconomic or not possible at all.

There is no guarantee that the present restrictions on mining will be removed or that they will not become more restrictive, or that new constraints will not be imposed.  Such restrictions, particularly those affecting the development of the Navidad project, could have a material adverse impact on Pan American’s future profitability, growth and value.

Governmental Regulation

In addition to restrictions on mining, Pan American’s operations, exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Argentinean, Bolivian, and other foreign federal, state, provincial, territorial, and local laws and regulations governing various matters, including:

•                       environmental protection;

•                       permitting;

•                       management and use of toxic substances and explosives;

•                       management of natural resources;

•                       exploration, development, production, and post-closure reclamation of mines;

•                       imports and exports;

•                       transportation;

•                       price controls;

•                       taxation;

•                       mining royalties;

•                       labour standards, employee profit-sharing and occupational health and safety, including mine safety; and

•                       historic and cultural preservation.

The costs associated with compliance with these laws and regulations can be substantial, and future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in the countries in which Pan American does business) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American’s operations and delays in the development of its properties.  Moreover, these laws and regulations may allow or encourage governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of Pan American’s past and current operations, or possibly even those actions of parties from whom Pan American acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  It is difficult understanding and complying with the regulatory and legal framework in some jurisdictions in which Pan American operates due to their arcane, inconsistent and sometimes unsophisticated nature.  Pan American may inadvertently fail to comply with such laws.  This non compliance can lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts on Pan American. Pan American may also be required to compensate private parties suffering loss or damage by reason of a breach of any such laws, regulations or permitting requirements.

Obtaining and Renewing of Permits

In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American’s part.  The duration and success of Pan American’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.  Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Pan American believes it can recover from a given property once in production.  Any unexpected delays, failure to obtain such permits, a failure to comply with the terms of the permit or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact Pan American’s operations and profitability.

Ownership and Operating Hazards and Risks

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include:

•                       environmental and health hazards;

•                       industrial accidents, explosions and third party accidents;

•                       the encountering of unusual or unexpected geological formations;

•                       ground falls and cave-ins;

•                       flooding;

•                       labour disruptions;

•                       mechanical equipment and facility performance problems;

•                       earthquakes; and

•                       periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in:

•                       environmental damage and liabilities;

•                       work stoppages, delayed production and resultant losses;

•                       increased production costs;

•                       damage to, or destruction of, mineral properties or production facilities and resultant losses;

•                       personal injury or death and resultant losses;

•                       asset write downs;

•                       abandonment of assets;

•                       monetary losses;

•                       claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on Pan American property, and punitive awards in connection with those claims; and

•                       other liabilities.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. Advancements in science and technology and in mine design, methods, equipment and training have created the possibility of reducing some of these risks, but there can be no assurances that such occurrences will not take place and that they will not negatively impact Pan American, its operations and its personnel.

In addition to those other risks identified above, mining operations are also subject to ownership and operating risks relating to the valuable nature of the product being produced. Pan American’s Mexican operations have both suffered from armed robberies of doré within the past two years.  Pan American has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents.  Pan American has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Liabilities that Pan American incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which case Pan American could incur significant costs that could adversely impact its business, operations, profitability or value.

Exploration and Development Risks

The long-term operation of Pan American’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable development and production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American’s acquisition, exploration and development programs will yield new Mineral Reserves to replace or expand current Mineral Reserves or that they will result in additional production. Unsuccessful exploration or development programs could have a material adverse impact on Pan American’s operations and profitability.

Replacement of Reserves

The Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo and San Vicente mines are Pan American’s current sources of metals production.  In 2009, procedures were initiated at the Quiruvilca mine to suspend operations.  Current life-of-mine plans provide for a defined production life for mining at the remainder of Pan American’s mines.  If Pan American’s Mineral Reserves are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of additional producing mines, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Imprecision in Mineral Reserve and Mineral Resource Estimates

There is a degree of uncertainty attributable to the estimation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined and processed, the quantity of Mineral Resources and Mineral Reserve grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced or that Pan American will receive the price assumed in determining its reserves.  These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature Mineral Reserve and Mineral Resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render Mineral Reserves uneconomic and may ultimately result in a reduction of Mineral Reserves.  The extent to which Resources may ultimately be reclassified as Proven or Probable Mineral Reserves is dependent upon the demonstration of their profitable recovery.  The evaluation of Mineral Reserves or

Mineral Resources is always influenced by economic and technological factors, which may change over time.  No assurances can be given that any resource estimate will ultimately be reclassified as Proven or Probable Mineral Reserves or that mineralization can be mined or processed profitably.  If Pan American’s Mineral Reserve or Mineral Resource figures are inaccurate or are reduced in the future, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Inaccuracies in Production and Cost Estimates

Pan American prepares estimates of future production and future production costs for particular operations.  No assurance can be given that production and cost estimates will be achieved.  These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out Pan American’s activities.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining described above under “Ownership and Operating Hazards and Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates.  Failure to achieve production estimates could have an adverse impact on the Pan American’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of Pan American’s projects.  If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of Pan American’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the construction costs and ongoing operating costs associated with the exploitation and/or development of Pan American’s advanced projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American’s operations and profitability.

The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.

Environmental Hazards

All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in almost all jurisdictions are evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of Pan American and may cause material changes or delays in Pan American’s intended activities. Changes in environmental regulation, if any, may adversely impact Pan American’s operations and profitability. In addition, environmental hazards may exist on Pan American’s properties which are currently unknown to Pan American.  Pan American may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on Pan American’s operations and profitability.

Future operations of Pan American may involve heap leaching.  Heap leaching often employs sodium cyanide, a hazardous material, to leach metal-bearing ore and then collect the resulting metal-bearing solution. There is an inherent risk of unintended discharge of hazardous materials in the operation of leach pads.  Should sodium cyanide escape from a leach pad and collection infrastructure or otherwise be detected in the downstream surface and ground water points, Pan American could become subject to liability for remediation costs, which could be significant and may not be insured against.  In addition, metal production could be delayed or halted to prevent further discharges and to allow for remediation.  Such delays or cessations in production could be long-term or, in some cases, permanent and any interference with production could result in a significant reduction in, or loss of, cash flow and value for Pan American.  While appropriate steps may be taken to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water and the downstream environment, there is inherent risk in the operation of leach pads and there can be no assurance that a release of hazardous materials would not occur.

Responsibility for the operation of a water treatment plant for the Kingsmill Tunnel and the tailings mitigation program at Huascacocha Lake, near the Morococha mine, have been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects. The continued development of the Toromocho Project by Minera Chinalco Peru (“MCP”)  may alleviate some of Pan American’s funding requirements.  There can be no guarantee, however, that Pan American’s proportionate share of the costs of such environmental projects will not change and this may affect cash flow from the Morococha mine operations.

Reclamation Obligations

Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  Pan American is actively providing for or has carried out any required reclamation activities on its properties.  Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on Pan American’s financial resources.

Trading Activities and Credit Risk

Pan American’s current policy is to not hedge the price of silver and therefore it is fully exposed to fluctuations in the price of silver.  This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require Pan American to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing Pan American to credit risk of the buyers of Pan American’s concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  For example, the Doe Run Peru smelter, a significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  The Doe Run Peru smelter remains closed and Pan American is owed approximately $8.8 million under the terms of its contract with Doe Run Peru.  Pan American continues to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2011, the Pan American had receivable balances associated with buyers of Pan American’s concentrates of $40.5 million (2010 - $51.0 million).  All of this receivable balance is owed by eight well known concentrate buyers and the vast majority of Pan American’s concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  Pan American generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that Pan American may not be able to fully recover its precious metals in such circumstances.  At December 31, 2011 Pan American had approximately $35.9 million of value contained in precious metal inventory at refineries (2010 - $50.4 million). Pan American maintains insurance coverage against the loss of precious metals at Pan American’s mine sites, in-transit to refineries and while at the refineries.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

Pan American maintains trading facilities with several banks and bullion dealers for the purposes of transacting Pan American’s trading activities. None of these facilities are subject to margin arrangements.  Pan American’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, Pan American may invest in equity securities of other companies.  Just as investing in the Company is inherent with risks such as those set out in this Prospectus, by investing in other companies Pan American will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Exchange Rate Risk

The Company reports its financial statements in United States Dollars (“USD”); however Pan American operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of Pan American’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Pan American’s operating costs and capital spending are in local currencies, Pan American is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that Pan American has the most exposure to are the Peruvian sol (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and Canadian dollars and, from time to time, enters into forward currency positions to match anticipated spending.  At December 31, 2011, the Company did not have any open currency forward positions, but was holding approximately 51% of its cash balances in currencies other than USD.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s statement of operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans.  The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to Pan American’s success. Pan American is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing Pan American’s interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Pan American’s interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Pan American.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Pan American might undertake and legal claims for errors or mistakes by Pan American personnel.

Employee Relations

Certain of Pan American’s employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions.  Pan American has experienced labour strikes and work stoppages in the past.  There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

Title to Assets

The validity of mining or exploration titles or claims or rights, which constitute most of Pan American’s property holdings, can be uncertain and may be contested.  No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially impact Pan American’s rights to its various properties or interests therein.

Although Pan American has received title opinions for those material properties in which it has a material interest (or if it has not been able to obtain such opinions, has made a determination, which Pan American believes is reasonable in the circumstances, to accept the risks associated with the subject property), there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. Although Pan American may update its title opinions from time to time in connection with corporate activities such as financings or acquisitions, it does not update all of its title opinions regularly.  As such, circumstances and facts may change such that some or all of Pan American’s previously obtained title opinions may be inaccurate or outdated.

In many jurisdictions in which Pan American operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. Pan American has not held ownership title to most of the surface lands in the areas that overlie its mining concessions comprising the Morococha property, nor in the areas where administration and operations are taking place therein, but were used by Pan American pursuant to a usufruct agreement.  In May 2008, MCP (promoter of the Toromocho disseminated copper system) acquired certain surface rights from Centromin (currently, Activos Mineros S.A.) covering the main Morococha area that had been reserved for the Toromocho project by the Government of Peru.  In addition, MCP acquired rights including surface lands in the Morococha area where the Morococha mine administration and operations are taking place, as well as certain underground areas. Certain of the underground areas acquired by MCP would also provide Pan American with easier and less costly underground access to some areas of the Morococha concessions.

Beginning in 2005, Pan American, with the opposition of Centromin, engaged in a number of administrative and judicial proceedings to obtain legal title to surface lands and underground access that comprise part of the rights that were acquired by Peru Copper from Centromin.

In June 2010, Pan American reached an agreement with MCP which clearly defines each party’s long term surface rights and therefore provides certainty to the land situation for Pan American’s Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project.  Under the terms of the agreement, Compañía Minera Argentum S.A., a partially owned subsidiary of Pan American (“Argentum”) will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP that it needs in order to proceed with the development of the Toromocho project, including the surface lands within the planned open pit mining area of the Toromocho project.  In exchange, Argentum will receive a package of surface rights, easements and other rights to relocate the facilities and to continue uninterrupted operations, and will also obtain rights to a number of mineral concessions outside the planned Toromocho pit area where high-grade silver veins have been identified.  Lastly, Argentum will receive periodic cash payments from MCP totalling $40 million, which will off-set a portion of the capital required for the facility relocation.  The transfer of lands and rights and the cash payments will occur over a period of time in accordance with meeting certain milestones.  In addition to the foregoing, the parties agreed to dismiss the judicial and administrative claims between them.  Although this agreement has diminished the risks associated with the Morococha land situation, there is no certainty that the required milestones will be met, that the relationship will continue in an amicable fashion and that the future relocation and other costs associated with the commitments in the agreement will not render continued operations at the Morococha mine uneconomic.

Pan American acquired its interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property, to the extent possible under existing law, into compliance. With respect to the required minimum expenditure threshold originally applicable to Barrick Gold Corp.’s operations at Manantial Espejo, Pan American was able to secure a different expenditure threshold with the Argentine government. Until recently, although Pan American had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not impair title to the properties. On March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by Pan American, effectively authorizing construction of the mine. There can be no guarantee that this approval waives a significant amount of uncertainty and confirms that the government recognizes and will abide by Pan American’s title to the properties.

Acquisitions

An element of Pan American’s business strategy is to make selected acquisitions.  For example, Pan American completed the acquisition of Corner Bay Silver Inc. and with it, the Alamo Dorado mine, in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, the acquisition from Silver Standard Resources Inc. in 2006 of a 50% interest in the Manantial Espejo project, in May 2007 an additional 40% interest in respect of the San Vicente mine, and the acquisition of Aquiline and the Navidad and Calcatreu properties in January 2010.  On March 30, 2012, Pan American completed its acquisition of Minefinders pursuant to a plan of arrangement.  Pan American expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of Pan American’s acquisitions will depend upon Pan American’s ability to effectively manage the integration and operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that Pan American will be able to successfully manage the integration and operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Competition for New Properties

The mining industry is exceptionally competitive, particularly with respect to properties that produce, or are capable of producing, silver, gold and other metals.  Mines have limited lives and, as a result, Pan American continually seeks to replace and expand reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in areas where Pan American would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, Pan American may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition for resources at all levels is intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Competition in the mining business for limited sources of capital could adversely impact Pan American’s ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential.  As a result, there can be no assurance that Pan American’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves.

Shortages of Critical Parts, Equipment and Skilled Labour

Pan American’s ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Developments regarding Aboriginal and Indigenous Peoples

Pan American operates in areas inhabited by aboriginal and indigenous peoples and by local community.  Developing laws and movements respecting the acquisition of lands and other rights from such people and communities may alter decades old arrangements or agreements made by prior owners of Pan American’s mines and properties or even those made by Pan American in more recent years.  There can be no guarantee that Pan American has entered into all agreements with aboriginal and indigenous people and with local communities in accordance with the laws governing aboriginal and indigenous peoples and local communities or that future laws and actions will not have a material adverse effect on Pan American’s rights to explore or mine, or its financial position, cash flow and results of operations. Furthermore, it is not uncommon for local communities and aboriginal and indigenous peoples to challenge agreements or arrangements previously entered into for various reasons.  If Pan American cannot maintain an agreement with aboriginal or indigenous peoples or with the communities within which it operates, there may be significant disruptions in its operations and activities, or it may be unable to operate at all in such areas.

Community Action

In recent years communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities.  These communities and NGOs have taken such actions as road closures, work stoppages, and law suits for damages.  These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.  Such actions by communities and NGOs may have a material adverse effect on Pan American’s financial position, cash flow and results of operations or may force the cessation of mining activities altogether.

Internal Control over Financial Reporting

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.  There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities.  Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years.  Furthermore, Pan American is in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against Pan American and/or the return of surface or mineral rights that are valuable to Pan American and which may impact Pan American’s operations and profitability if lost.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  Pan American carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on Pan American’s financial position, cash flow and results of operations.

Risks Relating to Securities Offerings

Enforcing Civil Liabilities in the United States

The Company is organized under the laws of the Province of British Columbia, and its principal executive office is located in British Columbia.  Many of the Company’s directors, officers and the experts named in this Prospectus are residents of Canada and a substantial portion of their assets and a majority of the Company’s assets are located outside the United States.  As a result, it may be difficult for United States investors to effect service of process within the United States upon the directors, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States.  There is doubt as to the enforceability in Canada against the Company or against any of its directors, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte & Touche LLP, Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

EXPERTS

Scientific and technical information relating to Pan American’s mineral properties in this Prospectus and the documents incorporated by reference herein is based on information and reports prepared by or under the supervision of Michael Steinmann, Pan American’s Executive Vice President, Geology and Exploration, Martin Wafforn, Pan American’s Vice President, Technical Services, and Pamela De Mark, Pan American’s Director of Resources, and has been included in reliance on such persons’ expertise.  Each of Michael Steinmann, Martin Wafforn and Pamela De Mark is a qualified person as such term is defined in NI 43-101, and have approved the disclosure of the information included and incorporated by reference in this Prospectus.

None of Michael Steinmann, Martin Wafforn and Pamela De Mark, each being persons who have prepared or supervised the preparation of reports relating to Pan American’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding common shares.

The scientific and technical information relating to Minefinders contained in this Prospectus, together with the documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of the following individuals and companies: Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Executive Officer of Minefinders, Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC, Ralph R. Sacrison, P.E. and David Linebarger of Sacrison Engineering, Anthony E.W. Crews, Joel Primitivo Sanchez Campos and Juan Rafael Sanchez Campos formerly of Sonoran Resources, LLC, Kenneth L. Myers and Lawrence J. O’Connor.  Each of the foregoing individuals is a qualified person in accordance with NI 43-101.

To the best of the Company’s knowledge, the foregoing persons and companies held no interest, directly or indirectly, in the securities or properties of the Company, or its associates and affiliates, as at the date of the report prepared by such person or company.

The independent auditor of the Company is Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia. Deloitte & Touche LLP, Chartered Accountants, report that it is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British

Columbia and in accordance with the applicable rules and regulations of the SEC. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board..

The auditor of Minefinders is KPMG LLP, Chartered Accountants, of Vancouver, British Columbia.  KPMG LLP, Chartered Accountants, report that it is independent of Minefinders in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC. KPMG LLP is registered with the Public Company Accounting Oversight Board.

As of the date hereof, the partners and associates of each of CIBC World Markets Inc. and Scotia Capital Inc. beneficially own, directly or indirectly, less than 1% of the securities of Pan American and Minefinders and their associates and affiliates.

LEGAL MATTERS

Certain legal matters related to the Shares offered by this Prospectus will be passed upon on the Company’s behalf by Borden Ladner Gervais LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents referred to under the heading “Documents Incorporated by Reference”, (2) the consent of Deloitte & Touche LLP, independent auditor to the Company; (3) the consent of KPMG LLP, auditors to Minefinders; (4) powers of attorney from certain directors and officers of the Company (included on the signature pages of the registration statement), and (5) the consents of certain “qualified persons” under NI 43-101 and other experts, being Michael Steinmann, Martin Wafforn, Pamela De Mark, Mark H. Bailey, Chlumsky, Armbrust and Meyer, LLC, Sacrison Engineering, Anthony E. W. Crews, Sonoran Resources, LLC, Kenneth L. Meyers, Lawrence J. O’Connor, CIBC World Markets Inc. and Scotia Capital Inc.

APPENDIX A

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(see attached)

A-1

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2011

(unaudited)

Pan American Silver Corp.

Pro forma condensed consolidated statement of financial position

As at December 31, 2011

(Unaudited)

(Expressed in thousands of United States dollars)

	Pan American Silver Corp.	Minefinders Corporation Ltd.	Pro forma adjustments	Note 4	Pan American pro forma consolidated
Assets
Current assets
Cash and cash equivalents	$262,901	$219,457	$(173,830)	f	$339,450
			14,143	b
			16,779	b
Short-term investments	228,321	19,746	—		248,067
Trade and other receivables	103,433	10,524	—		113,957
Income taxes receivable	2,542	—	—		2,542
Inventories	135,696	78,034	—		213,730
Prepaids and other current assets	9,343	1,847	—		11,190
	742,236	329,608	(142,908)		928,936
Non-current assets
Mineral property, plant and equipment, net	1,189,708	267,707	839,816	a	2,297,231
Long-term refundable tax, net	10,253	—	—		10,253
Goodwill	—	—	220,807	i	220,807
Deferred tax assets	4,170	—	—		4,170
Other assets	5,429	—	—		5,429
Total Assets	$1,951,796	$597,315	$917,715		$3,466,826
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$78,258	$18,730	$22,200	h	$119,188
Provisions	2,341	—	—		2,341
Current portion of finance lease	20,841	—	—		20,841
Current income tax liabilities	74,366	—	—		74,366
	175,806	18,730	22,200		216,736
Non-current liabilities
Provisions	59,052	10,144	—		69,196
Deferred tax liabilities	54,919	47,693	220,807	i	323,419
Share purchase warrants and derivative	23,651	31,303	(31,303)	j	23,651
Long-term debt	10,824	30,537	(30,537)	c	10,824
Other long-term liabilities	25,457	—	—		25,457
Total Liabilities	349,709	138,407	181,167		669,283
Equity
Capital and reserves
Issued capital	1,243,241	505,794	(598,555)	d	2,448,192
			30,537	c
			30,065	k
			15,381	j
			16,779	b
			1,204,951	e
Share option reserve	8,631	15,715	(15,715)	d	12,235
			3,604	g
Accumulated other comprehensive income	2,146	—	—		2,146
Retained earnings	339,821	(62,601)	62,601	d	326,721
			(13,100)	h
Total equity attributable to equity holders of the Company	1,593,839	458,908	736,548		2,789,295
Non-controlling interests	8,248	—	—		8,248
Total Equity	1,602,087	458,908	736,548		2,797,543
Total Liabilities and Equity	$1,951,796	$597,315	$917,715		$3,466,826

See accompanying notes to the pro forma financial statements

Pan American Silver Corp.

Pro forma condensed consolidated income statement

Year ended December 31, 2011

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Pan American Silver Corp.	Minefinders Corporation Ltd.	Pro forma adjustments	Note 4	Pan American Pro forma consolidated

Revenue	$855,275	$241,195	$—		$1,096,470
Production costs	(341,363)	(72,363)	—		(413,726)
Depreciation and amortization	(82,756)	(17,124)	(37,672)	l	(137,552)
Royalties	(22,031)	(6,279)	—		(28,310)
Mine operating earnings	409,125	145,429	(37,672)		516,882

General and administrative	(18,291)	(8,133)	—		(26,424)
Exploration and project development	(27,727)	(5,945)	—		(33,672)
Foreign exchange (losses) gains	(8,126)	(532)	—		(8,658)
Gain on commodity contracts and foreign currency contracts	681	—	—		681
Gain on sale of assets	1,190	—	—		1,190
Other income	15,728	—	—		15,728
Earnings from operations	372,580	130,819	(37,672)		465,727
Transaction costs	—	—	(13,100)	p	(13,100)
Gain (loss) on derivatives	101,828	8,556	(538)	n	109,856
Investment income	3,055	1,348	—		4,403
Interest and finance expense	(6,199)	(9,627)	1,034	m	(14,792)
Earnings before income taxes	471,264	131,106	(50,276)		552,094
Income taxes	(117,118)	(40,019)	10,548	o	(146,598)
Net earnings for the year	$354,146	$91,087	$(39,728)		$405,505

Attributable to:
Equity holders of Pan American	$352,494	$91,087	$(39,728)		$403,853
Non-controlling interests	1,652	—	—		1,652
	$354,146	$91,087	$(39,728)		$405,505

Earnings per share attributable to common shareholders (note 5):
Basic	$3.31	$1.12			$2.55
Diluted	$3.31	$1.00			$2.55

See accompanying notes to the pro forma financial statements

1.              Basis of presentation

These unaudited pro forma condensed consolidated financial statements have been prepared by management of Pan American Silver Corp. (“Pan American”) in connection with the proposed acquisition by Pan American of all of the outstanding shares of Minefinders Corporation Ltd. (“Minefinders”).

The unaudited pro forma condensed consolidated statement of financial position of Pan American as at December 31, 2011 and the unaudited pro forma consolidated income statement for the year ended December 31, 2011 have been prepared, for illustrative purposes only, to give effect to the proposed transaction pursuant to the assumptions described in notes 2, 3 and 4 of these pro forma condensed consolidated financial statements.  These unaudited pro forma condensed consolidated financial statements include and have been compiled from:

a)             A pro forma condensed consolidated statement of financial position combining:

(i)             the audited consolidated statement of financial position of Pan American as at December 31, 2011; and

(ii)          the audited consolidated statement of financial position of Minefinders as at December 31, 2011.

b)             A pro forma condensed consolidated income statement for year ended December 31, 2011 combining:

(i)             the audited consolidated income statement of Pan American for the year ended December 31, 2011; and

(ii)          the audited consolidated statement of income of Minefinders for the year ended December 31, 2011.

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2011 has been prepared as if the transactions described in Notes 3 and 4 had occurred on December 31, 2011.  The pro forma consolidated income statement for the year ended December 31, 2011 has been prepared as if the transactions described in Notes 3 and 4 had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American, which would have actually resulted had the transactions been effected on the dates indicated.  Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of the assets acquired and liabilities assumed and the market price of the related shares, options and warrants. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statements.  Further, the pro forma financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Pan American and Minefinders for the year ended December 31, 2011, and notes thereto.

2.              Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Pan American’s audited consolidated financial statements as at December 31, 2011.  In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.  The significant accounting policies of Minefinders conform in all material respects to those of Pan American.

3.              Pro forma preliminary purchase price allocation

In January 2012, Pan American Silver and Minefinders jointly announced that Pan American made an offer to acquire all of the issued and outstanding common shares of Minefinders.  Under the terms of the offer, Minefinders shareholders will be entitled to elect to receive in exchange for each Minefinders common share held:

(i)	0.55 of a Pan American common share and CAD$1.84 ($1.84) in cash; or

(ii)	0.6235 of a Pan American common share and CAD$0.0001 ($0.0001) in cash; or

(iii)	CAD$15.60 ($15.60) in cash;

with alternatives (ii) and (iii) subject to proration such that the number of Pan American shares to be issued and the amount of cash to be paid will be limited to specified aggregate maximum amounts.  As a result, the average consideration to be paid is expected to be equal to the amount determinable in (i) above and these unaudited pro forma condensed consolidated financial statements are prepared on the assumption that all Minefinders shareholders elect alternative (i). No material difference is expected in the total consideration as a result of which options the Minefinders’ shareholders elect.

In addition, on January 22, 2012, the Compensation Committee of the Board of Directors of Minefinders passed a resolution accelerating the vesting of all Minefinders share options that would otherwise be unvested.  Each Minefinders option holder will be entitled to:

(i)	exercise their vested Minefinders options and participate in the offer as a Minefinders shareholder; or

(ii)

elect to receive a replacement Pan American share option entitling the holder to purchase 0.6235 Pan American shares at an exercise price equal to the exercise price of the exchanged Minefinders option divided by 0.6235.

These pro forma condensed consolidated financial statements are prepared on the assumption that each Minefinders option holder will exercise all vested options prior to closing and elect to receive a replacement Pan American option for the remaining options on the basis described by (ii) above.

It is also assumed for the purposes of preparing these unaudited pro forma condensed consolidated financial statements that holders of the Minefinders convertible notes and share purchase warrants will elect to convert into Minefinders common shares prior to the closing date.

A total of 94,500,991 Minefinders common shares are estimated to be exchanged for 51,975,545, Pan American Silver Corp. shares and 653,125 options.  The value of the Pan American’s common shares and options issued was calculated based on the closing price of Pan American common shares on March 8, 2012 for the purpose of preparing these unaudited condensed consolidated pro forma financial statements. The final common share purchase consideration will be determined based on the market price of Pan American’s common shares on the date of acquisition.  Minefinders’ convertible noteholders may be entitled to receive a conversion premium following the effective date in the form of additional Minefinders shares.  These pro forma financial statements do not take into consideration the additional shares as the impact is not determinable until the date of acquisition.  The maximum number of Pan American shares that may be issued in connection with the acquisition is 53,666,003.

The transaction has an estimated acquisition cost of $1,382.4 million including the following items as at March 8, 2012:

(i)	51,975,545 Pan American common shares at CAD $23.19 per share ($23.18) for total share consideration of $1,205.0 million; plus

(ii)	740,406 Pan American replacement stock options at an average fair value of CAD$5.52 per option ($5.52) for total consideration of $3.6 million.

(iii)	Cash payment of $173,830 as a result of the purchase of 94.5 million Minefinders shares at CAD $1.84 ($1.84).

The following weighted average assumptions were used for the Black-Scholes option pricing model to the determine fair value of the replacement stock options:

Risk-free interest rate	0.93%
Expected volatility	40.75%
Expected life	3.5
Dividend rate	0.26%

The transaction will be accounted for as a business combination.  The foreign exchange rates used for conversion to United States dollars from Canadian dollars are as follows:

As at March 8, 2012 - 1.000

Average for the twelve months ended December 31, 2011 - 0.9888

The allocation of the pro forma preliminary purchase price is summarized in the table below:

Acquisition costs:
52.0 million shares of Pan American	$1,204,951
0.7 million replacement stock options	3,604
Cash paid (94.5 million Minefinders shares x CAD$1.84 ($1.84))	173,830
$1,382,385

Allocation of acquisition costs:
Cash and cash equivalents	$250,379
Short term investments	19,746
Accounts receivable	10,524
Current portion of refundable tax	1,847
Inventory	78,034
Mineral properties, plant and equipment	1,107,522
Goodwill	220,807
Accounts payable and accrued liabilities	(27,830)
Provision for closure and reclamation	(10,144)
Deferred income taxes	(268,500)
$1,382,385

4.              Pro forma assumptions and adjustments

Pro forma adjustments to the consolidated statement of financial position

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Minefinders had occurred on December 31, 2011.

a)             To record the excess of the consideration paid over the fair value of Minefinders’ net assets as an allocation to mineral properties, plant and equipment.

b)             To record the assumed exercise of 2,828,500 warrants and 1,711,413 options of Minefinders for a cash consideration of $14,143 and $16,779, respectively.

c)              To record the extinguishment of the convertible notes which were recorded in non-current liabilities ($30,537) at December 31, 2011 as a result of the assumed conversion of the notes prior to closing and to record the related increase in equity.

d)             Elimination of shareholders’ equity of Minefinders on acquisition ($505,794) and elimination of equity arising on the pro forma adjustment due to conversion of notes (see adjustment c and j) for Minefinders and exercise of warrants (see adjustment b and j) and options (see adjustment b) for a total of $92,761.  Also, the share option reserve of Minefinders in the amount of $15,715 is eliminated.

e)              To record the issuance of 51,975,545 common shares of Pan American recorded at a price of CAD$23.19 ($23.18) per share being the closing price of Pan American shares on March 8, 2012.

f)               To record the $173,830 cash paid on acquisition based on CAD$1.84 ($1.84) offered for 94.5 million Minefinders shares.

g)              To issue 740,406 Pan American replacement stock options with a fair value of $3,604.

h)            To record the estimated costs of the business combination in the amount of $22.2 million; $13.1 million incurred by Pan American and $9.1 million incurred by Minefinders which is included the pro forma adjustment to accounts payable.

i)                To record the additional deferred income tax liability recorded on acquisition as a result of the excess of the fair value of the acquired assets over their corresponding tax bases. The tax effect of this excess has been assumed to be goodwill on the date of acquisition.

j)               To extinguish the liability associated with the exercise of warrants with a carrying value of $15,922 (see (k)) and the assumed conversion of the convertible feature of the notes with a carrying value of $15,381 of Minefinders, resulting in an adjustment in the amount of $31,303 which is debited to liabilities and $15,381 which is credited to equity.

k)            To record the $15,922 fair value of the warrant liability in equity on exercise of the warrants, together with the cash received of $14,143 on exercise, resulting in an adjustment in the amount of $30,065 (see (b)).

Pro forma adjustments to the consolidated income statements

The unaudited pro forma consolidated income statements for the year ended December 31, 2011 reflect the following adjustments as if the business combination had occurred on January 1, 2011.

l)                To record additional depreciation and amortization as a result of the increased cost of mineral properties, plant and equipment arising from the purchase price allocation (see (a)).

m)        To reverse interest expense relating to the convertible debenture which is assumed to be converted to common shares at acquisition.

n)            To eliminate the fair value change in warrants and convertible notes which would not have been incurred because, for the purposes of the pro forma, it is assumed that these were converted at the beginning of the period.

o)            To record an additional deferred tax recovery relating to increased depreciation and amortization costs in (see adjustment l).

p)            To record transaction costs in the amount of $13,100 incurred by Pan American.

5.              Pro forma loss per share

The weighted average shares outstanding for Pan American have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2011.

(thousands of shares)	Year ended December 31 2011

Weighted average number of shares outstanding (basic)	106,434
Adjustment to reflect the acquisition	51,976
Shares after acquisition (basic)	158,410

Year ended December 31 2011

Weighted average number of shares outstanding (diluted)	106,655
Adjustment to reflect the acquisition	51,976
Shares after acquisition (diluted)	158,631

6.              Capital Stock

After giving effect to the pro forma assumptions in note 4, the issued and fully paid share capital of Pan American would be as follows:

	Number of shares	Amount
Balance, December 31, 2011	104,492,743	$1,243,241
Share consideration issued in connection with acquisition of Minefinders outstanding shares:
Minefinders shares outstanding as at December 31, 2011 prior to pro forma adjustments	47,813,660	$1,108,466
Shares issued in connection with the exercise of Minefinders convertible debentures prior to acquisition	1,664,933	$38,598
Shares issued in connection with the exercise of Minefinders warrants prior to acquisition	1,555,675	$36,065
Shares issued in connection with the exercise of Minefinders options prior to acquisition	941,277	$21,822
Pro forma balance, December 31, 2011	156,468,288	$2,448,192

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Section 160 of the Business Corporations Act (British Columbia) (the “BCBCA”) authorizes a company to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful.  Section 165 of the BCBCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities.  The Registrant has entered into agreements with each of its directors confirming this indemnity.  The failure of a director or officer of the Registrant to comply with the provisions of the BCBCA or the Registrant’s Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses incurred as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCBCA.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

4.1

Annual information form of the Registrant for the fiscal year ended December 31, 2011, dated March 22, 2012 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012).

4.2

Audited consolidated financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2011 and 2010, together with the report of the Independent Registered Chartered Accountants thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012).

4.3

Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2011 and 2010 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012).

4.4

Management information circular of the Registrant dated April 12, 2011, prepared in connection with the annual meeting of shareholders of the Registrant held on May 18, 2011 (incorporated by reference to the Registrant’s Report on Form 6-K furnished to the Commission on April 15, 2011).

4.5

Management information circular of the Registrant, dated February 20, 2012, in connection with the Company’s arrangement with Minefinders Corporation Ltd. (“Minefinders”) for a special meeting of shareholders held on March 26, 2012 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 24, 2012).

4.6	Material change report of the Registrant, dated February 1, 2012 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 2, 2012).
4.7	Material change report of the Registrant, dated April 4, 2012 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on April 5, 2012).
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of KPMG LLP, Chartered Accountants.
5.3	Consent of Scotia Capital Inc.
5.4	Consent of CIBC World Markets Inc.
5.5	Consent of Pamela De Mark.
5.6	Consent of Michael Steinmann.
5.7	Consent of Martin Wafforn.
5.8	Consent of Mark Bailey.
5.9	Consent of Sonoran Resources, LLC.
5.10	Consent of Anthony E. W. Crews.
5.11	Consent of Kenneth L. Myers.
5.12	Consent of Lawrence J. O’Connor.
5.13	Consent of Chlumsky, Armbrust & Meyer, LLC.
5.14	Consent of Sacrison Engineering.
6.1*	Powers of Attorney.

* Previously filed.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.                   Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

Item 2.                   Consent to Service of Process.

(a)                                 The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on April 5, 2012.

PAN AMERICAN SILVER CORP.

By:	/s/ Geoffrey A. Burns
Geoffrey A. Burns
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on April 5, 2012.

Signature	Title

/s/ Geoffrey A. Burns	Geoffrey A. Burns
President and Chief Executive Officer, Director
(Principal Executive Officer)

*	A. Robert Doyle
Chief Financial Officer
(Principal Financial Officer)

*	Ross J. Beaty
Chairman of the Board of Directors

*	Michael Carroll
Director

*	Michael J.J. Maloney
Director

*	Robert P. Pirooz
General Counsel, Director

*	David C. Press
Director

*	Walter T. Segsworth
Director

*	Noel Dunn
Director

By:	/s/ Geoffrey A. Burns
Geoffrey A. Burns
Attorney-in-Fact
April 5, 2012

III-2

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Vancouver, British Columbia, Canada on April 5, 2012.

PAN AMERICAN MINERALS INC.
(Authorized Representative)

By:	/s/ Geoffrey A. Burns
Name:	Geoffrey A. Burns
Title:	Authorized Signatory

III-3

EXHIBIT INDEX

Exhibit No.	Description

4.1

Annual information form of the Registrant for the fiscal year ended December 31, 2011, dated March 22, 2012 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012).

4.2

Audited consolidated financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2011 and 2010, together with the report of the Independent Registered Chartered Accountants thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012).

4.3

Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2011 and 2010 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012).

4.4

Management information circular of the Registrant dated April 12, 2011, prepared in connection with the annual meeting of shareholders of the Registrant held on May 18, 2011 (incorporated by reference to the Registrant’s Report on Form 6-K furnished to the Commission on April 15, 2011).

4.5

Management information circular of the Registrant, dated February 20, 2012, in connection with the Company’s arrangement with Minefinders for a special meeting of shareholders held on March 26, 2012 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 24, 2012).

4.6	Material change report of the Registrant, dated February 1, 2012 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 2, 2012).
4.7	Material change report of the Registrant, dated April 4, 2012 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on April 5, 2012).
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of KPMG LLP, Chartered Accountants.
5.3	Consent of Scotia Capital Inc.
5.4	Consent of CIBC World Markets Inc.
5.5	Consent of Pamela De Mark.
5.6	Consent of Michael Steinmann.
5.7	Consent of Martin Wafforn.
5.8	Consent of Mark Bailey.
5.9	Consent of Sonoran Resources, LLC.
5.10	Consent of Anthony E. W. Crews.
5.11	Consent of Kenneth L. Myers.
5.12	Consent of Lawrence J. O’Connor.
5.13	Consent of Chlumsky, Armbrust & Meyer, LLC.
5.14	Consent of Sacrison Engineering.
6.1*	Powers of Attorney.

* Previously filed.

III-4